UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-KSB [ ] Form 20-F [ ]Form 11-K [X]Form 10-QSB
                          [ ] Form N-SAR [ ] Form N-CSR

                        For Period Ended: March 31, 2005

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

                          SCIENCE DYNAMICS CORPORATION
                          ----------------------------
                             Full name of Registrant

                          7150 N. PARK DRIVE, SUITE 500
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                          PENNSAUKEN, NEW JERSEY 08109
                          ----------------------------
                            City, State and Zip Code

                        PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |     (a)   The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |
      |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form
[X]   |           N-CSR, or portion thereof, will be filed on or before the
      |           fifteenth calendar day following the prescribed due date; or
      |           the subject quarterly report or transition report on Form
      |           10-Q, or portion thereof will be filed on or before the fifth
      |           calendar day following the prescribed due date; and
      |
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

         The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Paul Burgess          (856)          910-1166
          ----------------   -----------  ------------------
         (Name)              (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  SALES for the three months ended March 31, 2005 were $874,570, an increase of $184,351 from sales of $690,219 for the three months ended March 31, 2004. The total increase in the Company's sales of $183,351 was comprised of an increase of $441,123 attributable to the acquisition of Systems Managemetn Engineering, Inc. ("SMEI") (Software Consulting Division) from the date of the acquisition February 14, 2005 to March 31, 2005, a partial quarter. This was offset by a decrease in sales from Science Dynamics (Software Technology Division) of $256,772, of which $150,000 was attributable to the loss of the "Evercom" consulting contract in the fourth quarter of 2004.

                  COST OF GOODS SOLD increased to $345,092 in the three months ended March 31, 2005 from $110,379 in the corresponding three months ended March 31, 2004. Included in overall cost of goods sold were $109,609 and $235,483 attributable to the software technology division and the software consulting division respectively. The increase in the cost of good sold in the three months ended March 31, 2005 over the corresponding three months ended March 31, 2004, is mainly due to the acquisition of SMEI which was not present in the prior period.

                  FINANCE EXPENSE in the three months ended March 31, 2005 was capitalized in conjunction with the SMEI acquisition. These costs totaling $92,500 will be amortized over a thirty-six month period, consistent with the term of the outstanding convertible note issued to Laurus Master Fund Ltd. The three months in the prior year ended March 31, 2004 included $22,478 of amortized financing costs.


                          SCIENCE DYNAMICS CORPORATION
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 17, 2005                        By: /s/ Paul Burgess
      ------------                            ---------------------------------
                                              Paul Burgess
                                              Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.